FOR IMMEDIATE  RELEASE

                        TTI Telecom Launches FaM Analyzer
   Product leverages Fault Management data to report network behavior metrics

Petach Tikva, Israel, June 25, 2007 - TTI Team Telecom International Ltd. (NASDAQ: TTIL) ("TTI Telecom"), a global supplier of Operations Support Systems
(OSS) to communications service providers, announced today that it has launched the Netrac FaM Analyzer. This new product provides valuable insight into the impact of operations on business processes and business-level objectives. FaM Analyzer also marks another advance in TTI Telecom's innovation in collaboration between Fault and Performance Management.

FaM Analyzer is the most recent product launched within TTI Telecom's Fault Management product family. Utilizing TTI Telecom's unique integration of fault and performance management products, it analyzes network operations efficiency and produces a wide range of KQIs such as reliability KQIs (e.g. MTBF, MTTR, failure rate, etc.), business process KQIs (e.g. alarm acknowledgment timers, correlation rate, etc.) and availability KQIs, as well as various alarm KPIs. FaM Analyzer enables service providers to easily identify process gaps, network anomalies, and individual operator performance.

"As we see our customers building increasingly complex converging networks, our FaM Analyzer offers them the critical network intelligence necessary to successfully plan operations procedures and network policy. This addition of FaM Analyzer complements the capabilities provided by the rest of the Netrac suite to make a long-term impact on service and network health as well as NOC performance," remarked Shachar Ebel, CTO of TTI Telecom. "The new product reflects years of real-life field experience in analyzing fault information and harnessing it to the use of our customers" added Ebel. "We are also particularly proud of TTI Telecom's achievements in Fault-Performance collaboration, utilizing both worlds to maximize service management and availability."

Netrac provides a unified network view integrating fault, performance and service management for a holistic view of service assurance based on all available information sources, including those provided by network resources, application servers, and active monitoring probes. The integration of Netrac FaM and PMM product lines enable service providers to detect and fix problems minimizing adverse impacts on customer service.

About TTI Telecom

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The Company's Netrac-branded portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions - Fault Management (FaM) and Performance Management (PMM) - that gives customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

For more information, please visit www.tti-telecom.com
                               -------------------

Media                                           Yochi Eisner
Contacts:      Michael Horowitz                 Director, Proposals and Marcom
               NCSM, Strategic Marketing        TTI Telecom
               mike@ncsm.co.il                  info@tti-telecom.com
               Tel: +972-2-563-7527             www.tti-telecom.com
                                                Tel: +972-3-926-9700
                                                Fax: +972-3-922-1249